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                                                             Exhibit 99(a)(1)(x)

      The Judge Group, Inc. Receives Management-Led Going Private Proposal

         BALA CYNWYD, Pa.--March 24, 2003--The Judge Group, Inc. (NASDAQ:JUDG - News; the "Company") today announced that it has received a nonbinding proposal from a management group led by founders and principal shareholders Martin E. Judge, Jr. and Michael A. Dunn for a going-private transaction.

         The proposal contemplates the acquisition of all outstanding shares of common stock of the Company not already beneficially owned by the management group at a price of $.82 per share, which represents a premium of 17.1% over the closing price on March 21, 2003, an 18.9% premium over the average closing price since January 1, 2003 and an 18.6% premium over the average daily closing price since November 1, 2002. Members of the management group already beneficially own over 60% of the issued and outstanding common stock of the Company.

         The Board of Directors has formed a Special Committee consisting only of independent directors to review the proposed transaction. The Special Committee has retained independent legal counsel and expects to retain an independent financial advisor for the purpose of assisting it in evaluating the proposed transaction and in negotiating definitive agreements.

         The proposed transaction would result in the acquisition of all of the outstanding shares of common stock of the Company (other than shares owned by Mr. Judge, Mr. Dunn and other members of the management group). As a result, shareholders other than the management group will no longer own any shares and there will no longer be a public market for the shares. The final terms of any transaction will be based on negotiations between the management group and the Special Committee. The proposed transaction is subject to, among other things, entering into a definitive agreement by April 30, 2003, a financing contingency and other customary conditions to be contained in any definitive agreement. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated.

         This press release is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission ("SEC") should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to read them because they will contain important information, including risk factors. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) and from the Company. If a proxy statement is distributed by the Company regarding this transaction, the Company and certain of its directors and executive officers would be involved in a solicitation of proxies made in connection with the proposed transaction. Information concerning the Company's directors and executive officers will be available in the documents which would be filed with the SEC.

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         About The Judge Group, Inc. - The Judge Group is tying talent to technology by integrating more than 32 years of IT staffing services experiences with cutting-edge technology to deliver efficient client services. With locations in twelve cities nationally, The Judge Group offers total Internet and Information Technology staffing solutions through its web-based staffing, IT skills training and food and pharmaceutical placement divisions. It is the mission of the Company to service the needs of its clients, its contractors and applicants, with the urgency required by the customer through professionalism, ethics and state of the art technology. For more information, about The Judge Group, visit our web site at www.judge.com.

         This news release is being made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain matters contained in this news release may constitute forward-looking statements which are subject to risks and uncertainties, including the inability to satisfy all of the above conditions, general economic conditions and other factors identified in our filings with the SEC.


         Contact:
         The Judge Group, Inc.
         Investor Contact:
         Robert G. Alessandrini, CFO, CFA - 610/667-7700